Morrison Cohen LLP

909 Third Avenue

New York, NY 10022

October 21, 2021

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino
Staff Attorney

Re:	AltEnergy Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 7, 2021
File No. 333-258594

Ladies and Gentlemen:

On behalf of AltEnergy Acquisition Corp., a Delaware corporation (the “Company”), we submit in electronic form the accompanying Amendment No. 2 to Registration Statement on Form S-1 of the Company (the “Amendment”), together with Exhibits, marked to indicate changes from the Amendment No.1 to Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2021.

The Amendment reflects the responses of the Company to the comment received in a letter from the Staff of the Commission (the “Staff”) on October 19, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Amendment. For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto. References in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Risk Factors

Our amended and restated certificate of incorporation requires……page 71

1.

Your disclosure states that the Court of Chancery and the federal courts for the District of Delaware will have concurrent jurisdiction for claims under the Securities Act. Article X of your amended and restated charter provides, however, that federal courts will be the exclusive jurisdiction for claims under the Securities Act. Please address this discrepancy. If federal courts will be the exclusive forum for Securities Act claims, please clarify that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and that there is uncertainty as to whether a court would enforce your exclusive forum provision with regard to Securities Act claims.

The Company acknowledges the Staff’s comment and has revised the amended and restated charter to provide that the Court of Chancery and the federal courts for the District of Delaware will have concurrent jurisdiction for claims under the Securities Act.

*                *                 *

If you have any questions regarding the Amendment or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 735-8834.

Sincerely,

/s/ Jack Levy

Jack Levy

cc:	Regina Molina Ochoa
Morrison Cohen LLP

Russell Stidolph
AltEnergy Acquisition Corp.

Jonathan Ko
Paul Hastings LLP